Exhibit 97.1

REVOLVE GROUP, INC.

COMPENSATION RECOVERY POLICY

(Effective as of October 23, 2023)

Revolve Group, Inc. (the “Company”) is committed to strong corporate governance. As part of this commitment, the Company’s Board of Directors (the “Board”) has adopted this Compensation Recovery Policy (the “Policy”). This Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable laws by providing for the reasonably prompt recovery of certain incentive-based compensation received by Executive Officers in the event of an Accounting Restatement. The application of this Policy to Executive Officers is not discretionary, except to the limited extent provided below, and applies without regard to whether an Executive Officer was at fault. Capitalized terms used in this Policy are defined below.

This Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exchange Act Rule 10D-1, the listing standards of the national securities exchange on which the securities of the Company are listed (the “Exchange”), and any interpretive guidance provided by the Securities and Exchange Commission (the “SEC”) or the Exchange.

Persons Covered by this Policy

This Policy is binding and enforceable against all Executive Officers. “Executive Officer” means each individual who is or was designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f). See “Compensation Covered by this Policy” below for the incentive-based compensation received by an Executive Officer that may be subject to recovery under this Policy. The Compensation Committee of the Board (the “Committee”) may (but is not obligated to) request or require an Executive Officer to sign and return to the Company an acknowledgement that such Executive Officer will be bound by the terms and comply with this Policy. This Policy is binding on each Executive Officer regardless of whether the Executive Officer signs or returns any acknowledgment.

Administration of this Policy

The Committee has full delegated authority to administer this Policy. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. In addition, if determined in the discretion of the Board, this Policy may be administered by the independent members of the Board or another committee of the Board made up of independent members of the Board, in which case all references to the Committee will be deemed to refer to the independent members of the Board or the other Board committee, as applicable. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

Accounting Restatements Requiring Application of this Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Committee must determine the Excess Compensation, if any, that must be recovered. The Company’s obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed.

Compensation Covered by this Policy

This Policy applies to certain Incentive-Based Compensation that is Received on or after October 2, 2023 (the “Effective Date”), during the Covered Period while the Company has a class of securities listed on a national securities exchange. This Incentive-Based Compensation is considered “Clawback Eligible Incentive-Based Compensation” if the Incentive-Based Compensation is Received by a person after such person became an Executive Officer and the person served as an Executive Officer at any time during the performance period to which the Incentive-Based Compensation applies. The “Excess Compensation” that is subject to recovery under this Policy is the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts (this is referred to in the listing standards as “erroneously awarded compensation”). Excess Compensation must be computed without regard to any taxes paid.

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company must maintain documentation of the determination of that reasonable estimate and provide the documentation to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under this Policy will be earned until the Company’s right to recover under this Policy has lapsed. The following items of compensation are not Incentive-Based Compensation under this Policy: salaries, bonuses paid solely at the discretion of the Board or the Compensation Committee of the Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

Incentive-Based Compensation is “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, this Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date.

“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year.

“Accounting Restatement Determination Date” means the earlier to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Repayment of Excess Compensation

The Company must recover Excess Compensation reasonably promptly, and Executive Officers are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover Excess Compensation by requiring the Executive Officer to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (these determinations do not need to be identical as to each Executive Officer). These means may include (but are not limited to):

(a)
requiring reimbursement of cash Incentive-Based Compensation previously paid;
(b)
seeking recovery of any gain realized from or equity held following the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)
offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Executive Officer;
(d)
cancelling outstanding vested or unvested equity awards; and
(e)
taking any other remedial and recovery action permitted by law, as determined by the Committee.

The repayment of Excess Compensation must be made by an Executive Officer notwithstanding any Executive Officer’s belief (whether or not that belief is legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback.

In addition to its rights to recovery under this Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce an Executive Officer’s obligations to the Company or to discipline an Executive Officer, including (without limitation) termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company.

Limited Exceptions to this Policy

The Company must recover Excess Compensation in accordance with this Policy, except to the limited extent that any of the conditions set forth below is met and the Committee determines that recovery of the Excess Compensation would be impracticable:

(a)
The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or
(b)
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.

Other Important Information in this Policy

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Co-Chief Executive Officers and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, or rules.

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Executive Officer against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that, pursuant to this Policy, the Company is required to recover Excess Compensation from an Executive Officer who is no longer an employee, the Company will be entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed.

The Committee or Board may review and modify this Policy from time to time.

If any provision of this Policy or the application of any such provision to any Executive Officer is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Policy or the application of such provision to another Executive Officer, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

This Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.

ACKNOWLEDGEMENT

•
I acknowledge that I have received and read the Compensation Recovery Policy (the “Policy”) of Revolve Group, Inc. (the “Company”).
•
I understand and acknowledge that the Policy applies to me, and all of my beneficiaries, heirs, executors, administrators or other legal representatives and that the Company’s right to recovery in order to comply with applicable law will apply, regardless of the terms of any release of claims or separation agreement I have signed or will sign in the future.
•
I agree to be bound by and to comply with the Policy and understand that determinations of the Committee (as such term is used in the Policy) will be final and binding and will be given the maximum deference permitted by law.
•
I understand and agree that my current indemnification rights, whether in an individual agreement or the Company’s organizational documents, exclude the right to be indemnified for amounts required to be recovered under the Policy.
•
I understand that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company and any affiliate of the Company as well as any other appropriate discipline.
•
I understand that neither the Policy, nor the application of the Policy to me, gives rise to a resignation for good reason (or similar concept) by me under any applicable employment or other agreement or arrangement.
•
I acknowledge that if I have questions concerning the meaning or application of the Policy, it is my responsibility to seek guidance from the Legal Department, Human Resources or my own personal advisors.
•
I acknowledge that neither this Acknowledgement nor the Policy is meant to constitute an employment contract.

Please review, sign and return this form to the Legal Department.

Executive Officer
(print name)
(signature)
(date)